FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Special Report of Foreign Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of
The Securities and Exchange Act of 1934

For the date of  6th June 2008

SIGNET GROUP plc
(Translation of registrant's name into English)

15 Golden Square
London W1F 9JG
England
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F X      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNET GROUP plc
ANNOUNCEMENT OF RESULTS OF THE ANNUAL GENERAL MEETING OF THE COMPANY

Signet Group plc shareholders today approved all resolutions put to the annual general meeting in
London
. The results are set out below.

 RESULTS OF ANNUAL GENERAL MEETING

RESOLUTION	FOR	AGAINST	VOTE S WITHHELD
1. To receive the Report and Accounts for the year ended 2 February 2008.	1,325,529,552	873,750	838,830
2. To approve the Directors' Remuneration Report for the year ended 2 February 2008.	1,216,857,291	95,604,585	14,688,966
3. To declare a final dividend on the Ordinary shares.	1,262,220,559	64,994,448	17,755
4. To elect Lesley Knox as a Director.	1,324,655,431	1,090,238	1,414,653
5. To re-elect Robert Anderson as a Director.	1,304,564,969	22,587,619	29,614
6. To re-elect Terry Burman as a Director.	1,322,507,967	3,432,988	238,577
7. To re-elect Robert Walker as a Director.	1,325,662,855	1,492,363	33,674
8. To re- appoint KPMG Audit Plc as auditors of the Company and to authorise the directors to determine their remuneration.	1,326,302,883	994,316	16,663
9. To approve the extension of the Company's Sharesave Scheme (the "UK Scheme"), which was initially approved by shareholders in 1998, for a further period of 10 years	1,316,720,661	7,171,057	2,261,074
10. To approve the extension of the Company's Stock Savings Plan (the "US Scheme"), which was initially approved by shareholders in 1998, for a further period of 10 years	1,322,768,290	1,086,035	2,282,457
11. To approve the extension of the Company's Republic of Ireland Share SaveScheme (the " Republic of Ireland Scheme "), which was initially approved by shareholders in 1998, for a further period of 10 years	1,316,650,422	7,206,370	2,275,910
12.
That the directors are generally and unconditionally authorised pursuant to section 80 of the Companies Act 1985 to exercise all powers of the Company to allot relevant securities (as defined in that section) up to an aggregate nominal amount of 5,116,531 provided that: (i) this authority shall expire at the conclusion of the next annual general meeting of the Company or on 31 July 2009 whichever is the earlier date; (ii) before the expiry of such authority the Company shall be entitled to make any offer or agreement which would or might require relevant
 securities to be allotted after such expiry and, notwithstanding such expiry, the directors may allot relevant securities pursuant to any such offer or agreement as if such authority had not expired; and (iii) all unexercised authorities vested in the directors immediately prior to the passing of this resolution to allot relevant securities be and are hereby revoked.
	1,244,831,000	80,890,345	1,429,707

13.

That, subject to the passing of resolution 9 above, the directors are empowered pursuant to section 95 of the Companies Act 1985 to allot equity securities (as defined in section 94 of that Act) for cash pursuant to the general authority conferred on them by resolution 12 or by way of a sale of treasury shares as if section 89(1) of that Act did not apply to any such allotment, provided that this power is limited to:
  the allotment of equity securities in connection with a rights issue, open offer or other pre-emptive offer, in favour of shareholders (excluding shareholders holding treasury shares) open for acceptance for a period determined by the directors, to the holders of ordinary shares on the register on any fixed record date as the directors may determine in proportion (as nearly as may be) to their holdings of ordinary shares (and, if applicable, to the holders of any other class of equity security in accordance with the rights attached to such class), subject to such exclusions or other arrangements as the directors may deem necessary or expedient to deal with treasury shares or in relation to (i) fractions of such securities, (ii) the issue, transfer and/or holding of any securities in certificated form or in uncertificated form, (iii) the use of one or more currencies for making payments in respect of such an offer, (iv) any such shares or other securities being represented by depositary receipts, or (v) any local or practical problems however arising under the laws of, or the requirements of any regulatory body or any stock exchange in, any territory; and
  the allotment (other than pursuant to paragraph (a) above) to any person or persons of equity securities for cash up to an aggregate nominal amount of $767,479; and shall expire unless previously renewed, varied or revoked by the Company in general meeting at such time as the general authority conferred on the directors by resolution 12 expires save that, before the expiry of this power, the Company may make any offer or agreement which would or might require equity securities to be allotted after such expiry and,
   notwithstanding such
  expiry, the
  directors may allot equity securities in pursuance of any such offer or agreement as if the power conferred had not expired.

	1,322,927,062	2,720,265	1,503,725

14.
That the Company is generally and unconditionally authorised pursuant to section 166 of the Companies Act
1985 to make market purchases (as defined in section 163(3) of that Act) of ordinary shares of 0.9 US cents each of the Company, provided that:
  the maximum number of such shares that may be acquired under this authority is 170,551,046; and
  the minimum price which may be paid for such a share is 0.9 US cents (exclusive of expenses); and
  (c) the maximum price (exclusive of expenses) which may be paid for such a share is an amount equal to 105% of the average of the middle market quotations for an ordinary share, as derived from the London Stock Exchange Daily Official List for the five business days immediately preceding the date on which the share is contracted to be purchased; and
  this authority shall expire at the conclusion of the next annual general meeting of the Company or on 31 July 2009 whichever is the earlier date; and
  the Company may complete or conclude, in whole or in part, a purchase of shares after the expiry
  of this authority pursuant to a
  contract entered into before such expiry.

	1,326,821,889	327,482	37,941
15. That the Articles of Association contained in the document produced to the meeting and signed by the Chairman for the purposes of identification be approved and adopted as the new Articles of Association of the Company in substitution for, and tot he exclusion of, the existing Articles of Association, with effect from the conclusion of the 2008 annual general meeting	1,318,166,215	6,596,242	2,276,835

Enquires:

  Full name:
Mark Andrew Jenkins - Group Company Secretary
  Contact address:
Signet Group plc,

15 Golden Square
,
London
,
W1F 9JG
Phone number
: 0870 90 90 301

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                 SIGNET GROUP plc

                                                             By: /s/ Walker Boyd

                                                              Name: Walker Boyd
                                                                          Title: Group Finance Director

Date:  6th June 2008